EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the Stock Option Subscription Plan 2021, Restricted Share Award Plan 2021-1, Restricted Share Award Plan 2021-2, Partner Warrants 2021-1 Issuance Agreement, Partner Warrants 2021-2 Issuance Agreement, and Director Warrants Issuance Agreement, dated June 25, 2021, of Sequans Communications S.A. of our reports dated April 1, 2021, with respect to the consolidated financial statements of Sequans Communications S.A. and the effectiveness of internal control over financial reporting of Sequans Communications S.A. included in its Annual Report (Form 20-F) for the year ended December 31, 2020 filed with the Securities and Exchange Commission.

/s/ Ernst & Young Audit

Paris – La Défense, France

September 30, 2021